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                 TERMINATION AND CHANGE OF CONTROL AGREEMENT

1. This Termination and Change of Control Agreement ("Agreement") is entered into as of October 31, 2001 between Marita O'Dea Glodt ("Ms. O'Dea" or the "Executive") and The Neiman Marcus Group, Inc. ("NMG").

2. Ms. O'Dea is employed "at-will" as Vice President of Human Resources of NMG, and Ms. O'Dea or NMG may terminate Ms. O'Dea's employment at any time, with or without notice, for any reason. Notwithstanding this at-will employment, NMG wishes to provide some protection to Ms. O'Dea if the Executive's employment ends under certain circumstances.

3. a. While Ms. O'Dea is employed at-will, if NMG terminates Ms. O'Dea's employment other than "for cause" or other than due to "total disability" or death, NMG agrees to provide Ms. O'Dea with a termination package consisting of (a) an amount equivalent to 1.5 times her then-current annual base salary, less required withholding, which amount would be paid over an 18-month period in regular, bi-weekly installments following such termination; and
   (b) continuation of the medical and dental insurance coverage in which she participates at the time of such termination (or as such coverage may be changed from time-to-time for employees generally) for 18 months or until she starts full-time employment, whichever is sooner. Ms. O'Dea will be responsible for paying her portion of monthly premiums for the medical and dental insurance coverage at the same rate paid by active employees, and Ms. O'Dea authorizes NMG to deduct such amounts from the payments it makes to her. For the purposes of determining whether or not NMG has terminated the Executive's employment, any material, adverse change in the terms and conditions of her employment (including the relocation of Executive's place of business 50 miles or more from the current location), which change causes the Executive to resign her employment, will be deemed a termination.

   b. If Ms. O'Dea's services are terminated by a successor to NMG other than "for cause" or other than due to "total disability" or death within two years of a change of control of NMG, as a change of control is defined in Appendix A, or if the Executive resigns her employment within two years of such a change of control because she is not permitted to continue in a position comparable in duties and responsibilities to that which she held before such a change of control, Ms. O'Dea shall receive the termination package set forth in paragraph 3.a.

4. For the purposes of determining Ms. O'Dea's eligibility for the termination package set forth in this Agreement:

   a. "For cause" means, in NMG's reasonable judgment, a breach of duty by Ms. O'Dea in the course of her employment involving fraud, acts of dishonesty (other than inadvertent acts or omissions), or moral turpitude, repeated insubordination,


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   failure to devote her full working time and best efforts to the performance of her duties, or conviction of a felony or other serious criminal offense. Provided that, with respect to insubordination or devotion of her working time, Ms. O'Dea has been provided prior written notice of the problem and afforded a reasonable opportunity to correct same

   b. "Total Disability" means that, in NMG's reasonable judgment, Ms. O'Dea is unable to perform her duties for (a) 80% or more of the normal working days during six consecutive calendar months or (b) 50% or more of the normal working days during twelve consecutive calendar months.

   c. "Change of control" has the meaning set forth in Appendix A.

5. Payment by NMG of the termination package set forth in paragraph 3 constitutes full satisfaction of NMG's obligations to Ms. O'Dea, if any, (including the right to any severance payments) which arise from or relate in any way to the termination of Ms. O'Dea's employment. However, nothing in this Agreement is intended to limit any earned, vested benefits (other than any entitlement to severance pay) that Ms. O'Dea may have under the applicable provisions of any benefit plan in which Ms. O'Dea is participating at the time of her termination of employment or resignation.

6. The unenforceability of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement.

7. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, oral or written, with respect to the termination of Ms. O'Dea's at-will employment and the subject matter of this Agreement. This Agreement may not be changed orally. It may be changed only by written agreement signed by the party against whom any waiver, change amendment, modification or discharge is sought.

8. The validity, performance and enforceability of this Agreement will be determined and governed by the laws of the State of Texas without regard to its conflict of laws principles.


                                   THE NEIMAN MARCUS GROUP, INC.



/s/ Marita O'Dea Glodt             By: /s/ Nelson A. Bangs
----------------------------          --------------------------------------
Marita O'Dea Glodt                    Nelson A. Bangs, Senior Vice President


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APPENDIX A


A Change of Control will occur for purposes of this Agreement:

   (i) upon the consummation of any transaction or series of transactions under which The Neiman Marcus Group, Inc. (the "Company") is merged or consolidated with any other company, other than a merger or consolidation which would result in the shareholders of the Company immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company, the acquiring entity or such surviving entity outstanding immediately after such merger or consolidation in substantially the same proportion such shareholders held the voting securities of the company immediately prior to the merger or consolidation;

   (ii) if any person or group (as used in section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as this ownership of stock of the Company) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing more than 40% of (a) the shares of the Company's Class B Common Stock then outstanding or (b) the total voting power (other than in the election of directors) of all securities of the Company then outstanding; or

   (iii) if, during any period of twenty-four consecutive months, individuals who at the beginning of such period constitute the Board of Directors, and any new director whose election or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason (other than death or disability) to constitute at least a majority thereof; or

   (iv) the complete liquidation of the Company or the sale or disposition by the Company of all or substantially all of the Company's assets, other than a liquidation of the Company into a wholly owned subsidiary.